EQV VENTURES ACQUISITION CORP.

1090 Center Drive

Park City, UT 84098

July 11, 2024

VIA EDGAR

Attention:	Ameen Hamady
Kristina Marrone
Kibum Park
Ruairi Regan

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:	EQV Ventures Acquisition Corp.
Registration Statement on Form S-1
Filed June 7, 2024
File No. 333-280048

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), EQV Ventures Acquisition Corp., a Cayman Islands exempted company (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) a revised Registration Statement on Form S-1 (the “Revised Registration Statement”) concurrently with the submission of this letter.

The Company is writing to respond to the comments raised in the letter to the Company, dated July 3, 2024, from the staff of the Division of Corporation Finance of the Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Revised Registration Statement.

Registration Statement on Form S-1

Summary

Permitted purchases of public shares and public warrants by our affiliates, page 25

1.	We note your disclosure in the summary and elsewhere that your sponsor and each of your directors and executive officers have agreed to vote their founder shares, private placement shares and any public shares purchased during or after this offering or in the private placement in favor of your initial business combination. Please reconcile this disclosure with your disclosure in this section that with any such Class A ordinary shares acquired by the persons described above may not be voted by them in connection with the business combination. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance. Also, please confirm that sponsor and its affiliates will purchase the SPAC securities at a price no higher than the price offered through the SPAC redemption process.

Response:

We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 19, 25, 27, 38, 41, 109, 131, 133, 141 and 142 of the Revised Registration Statement. The Company additionally advises the Staff that in the event its sponsor, directors, executive officers, advisors or any of their affiliates purchase securities from public shareholders, they would do so at a price no higher than the price offered through the redemption process.

Securities and Exchange Commission

July 11, 2024

Conflicts of Interest, page 32

2.	Please revise your disclosure in this section to clarify that the founder shares and warrants may be worthless if you do not complete an initial business combination within 24 months, or such earlier date as your board of directors may approve, from the closing of this offering.

Response:

We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 33, 36, 40, 41, 42, 43, 47, 50, 57, 59, 130 and 136 of the Revised Registration Statement.

Summary of Risk Factors, page 35

3.	We note your disclosure that up to $625,000 of the total underwriting commissions is payable in cash to the underwriter out of working capital after permitted withdrawals. Please provide prominent disclosure in this section and in your risk factors that these underwriting commissions may be paid from interest in the trust account.

Response:

We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 36 and 67 of the Revised Registration Statement.

If we are deemed to be an investment company under the Investment Company Act . . . , page 46

4.	Please expand your disclosure to clarify that if you are found to be operating as an unregistered investment company, you may be required to change your operations or wind down your operations. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless. Please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Response:

We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 46 and 47 of the Revised Registration Statement.

Securities and Exchange Commission

July 11, 2024

We may issue our shares to investors in connection with our initial business combination . . . , page 51

5.	We note your disclosure that potential PIPE transactions are meant to enable you to provide sufficient liquidity to the post-business combination entity. Clearly disclose their impact to you and investors, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the agreements are intended to ensure a return on investment to the investor in return for funds facilitating the sponsor’s completion of the business combination or providing sufficient liquidity.

Response:

We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 51 of the Revised Registration Statement.

Risk Factors

If our initial business combination involves a company organized under the laws of a state of the United States, page 60

6.	Please include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC transaction. We note your disclosure elsewhere in the prospectus that funds may be withdrawn from the trust account for taxes.

Response:

We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 60 and 61 of the Revised Registration Statement.

Executive Officer and Director Compensation, page 125

7.	Please address the issuance of 40,000 Class A ordinary shares to each of your non-executive director nominees in this section.

Response:

We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 125 of the Revised Registration Statement.

Securities and Exchange Commission

July 11, 2024

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please contact Julian J. Seiguer, P.C. of Kirkland & Ellis LLP at (713) 836-3334 or Billy Vranish of Kirkland & Ellis LLP at (713) 836-3695.

Sincerely,

EQV VENTURES ACQUISITION CORP.

		By:	/s/ Jerome Silvey
		Name:	Jerome Silvey
		Title:	Chief Executive Officer

cc:	Julian J. Seiguer, P.C., Kirkland & Ellis LLP
Billy Vranish, Kirkland & Ellis LLP